RECEIVED

2007 JUN 12 A 8:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, NW
Washington, DC 20549
USA

07024366

Catlin Group Limited

Cumberland House, 6th Floor
1 Victoria Street
Hamilton HM 11
Bermuda

P.O. Box HM 1287
Hamilton HMFX
Bermuda

Tel (441) 296-0060
Fax (441) 296-6016

www.catlin.com

5 June 2007

Re: Catlin Group Limited, Rule 12g3-2(b) Exemption, File No. 82-34808

SUPPL

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Catlin Group Limited, Rule 12g3-2(b) File No. 82-34808, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

INDEX

Announcement	Date
REG-Catlin Group Limited Total Voting Rights	01/06/2007
REG-Catlin Group Limited Director/PDMR Shareholding	30/05/2007

Yours faithfully,

Pramila Bharj
Encs.

PROCESSED
JUN 15 2007
THOMSON
FINANCIAL

SC

JW 6/12

REG-Catlin Group Limited Director/PDMR Shareholding
Released: 30/05/2007

RNS Number:4324X
Catlin Group Limited
30 May 2007

Catlin Group Limited
30 May 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/ person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

   CATLIN GROUP LIMITED

2. State whether the notification relates to
   (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
   (ii) DR 3.1.4R(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
   (iii) both (i) and (ii)

   (i) a transaction notified in accordance with DR 3.1.4R (1)(a)

3. Name of person discharging managerial responsibilities/director

   KENNETH GOLDSTEIN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

   N/A

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest

   KENNETH GOLDSTEIN

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

   COMMON SHARES, PAR VALUE $0.01

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

KENNETH GOLDSTEIN

8. State the nature of the transaction

PURCHASE OF SHARES

9. Number of shares, debentures or financial instruments relating to shares acquired

2,500

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

0.001%

11. Number of shares, debentures or financial instruments relating to shares disposed

NONE

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

NONE

13. Price per share or value of transaction

506 PENCE PER SHARE

14. Date and place of transaction

29th MAY 2007, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 0.004%

16. Date issuer informed of transaction

29th MAY 2007

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

n/a

18. Period during which or date on which it can be exercised

n/a

19. Total amount paid (if any) for grant of the option

n/a

20. Description of shares or debentures involved (class and number)

n/a

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

n/a

22. Total number of shares or debentures over which options held following

notification

n/a

23. Any additional information

NONE

24. Name of contact and telephone number for queries

WILLIAM SPURGIN 020 7626 0486

Name and signature of duly authorised officer of issuer responsible for making notification

NICOLA GRAHAM

Date of notification

30th MAY 2007

END

RDSBDGDUIBXGGRG

REG-Catlin Group Limited Total Voting Rights
Released: 01/06/2007

RNS Number:6517X
Catlin Group Limited
01 June 2007

1 June 2007

Catlin Group Limited (the "Company")
Total Voting Rights

In conformity with the FSA's Disclosure and Transparency Rules ("Rules"), we notify the market of the following:

The Company's share capital is now 252,943,506 common shares of $0.01 each in the capital of the Company ("Common Shares") with voting rights following the issue of 7,242 Common Shares pursuant to the exercise of share options under the Company's Long Term Incentive Plan. The Company holds no shares in Treasury. Therefore the total number of voting rights in the Company is 252,943,506.

The above total voting rights figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interests in, or a change to their interest in the Company under the Rules.

END
TVREASKFEENXEFE

END